FOR IMMEDIATE RELEASE


           EIDOS PLC ANNOUNCES FINANCIAL RESULTS FOR THE THREE MONTHS
           ----------------------------------------------------------
                              ENDED JUNE 30, 1999
                              -------------------

           FIRST QUARTER REVENUES (POUND)16.8 MILLION ($26.6 MILLION)
 FIRST QUARTER LOSS BEFORE TAX AND GOODWILL (POUND)18.4 MILLION ($29.1 MILLION)


LONDON, SEPTEMBER 3, 1999 -- Eidos plc (NASDAQ: EIDSY), one of the world's leading publishers and developers of entertainment software, announced today results for the quarter ended June 30, 1999. Revenues were (pound)16.8 million ($26.6 million) for the quarter, a decrease of 35% from the same period LASt year. On a US GAAP basis the Company's loss before tax for the quarter ended June 30, 1999 was (pound)21.2 million ($33.5 million) compared to (pound)3.9 million in the corresponding period last year. This resULTEd in a loss per share of 81.5p (128.8c) for the quarter compared to a loss of 17.8p in the corresponding period last year.

Commenting on Eidos' current trading and prospects, Ian Livingstone, Chairman, stated,

"During the first quarter we released Warzone 2100 and FA Manager on PSX and Official Formula One Racing on PC CD. However, we made the decision to postpone the launch of Braveheart and Legacy of Kain: Soul Reaver to the second quarter to ensure that the products were ready for release to our consumers. Both titles have now been released and we have been very pleased with their performance. In particular, Legacy of Kain: Soul Reaver, the latest title from Crystal Dynamics, which we acquired in November 1998, has to date shipped in excess of 750,000 units world wide.

Extending our model of investing in developers with proven records of achievement, July saw us take a 25% stake in Pyro Studios SL, the developers of the highly successful titles Commandos: Behind Enemy Lines and Commandos: Beyond the Call of Duty. Combined sales of these titles have exceeded 1.3 million units world wide since June 1998. As part of the same deal we also took a 75% stake in Proein SA, the related Spanish distributor, securing a firm foothold for our products in one of Europe's fastest growing software markets. In August, following our publishing deal in February with Elixir Studios, we acquired a 5% stake in the London-based developer, as a further sign of our belief in their creative and technical abilities.

In Japan, we have extended our existing co-publishing arrangements with Capcom whereby we have the exclusive rights to Resident Evil 3 on PSX in Europe and Australia. Under the extension Capcom has been given exclusive rights to publish the PSX version of the next game in the Tomb Raider series in Japan and Asia. Further, we have been granted the European and Australian publishing rights to Capcom's Power Stone title on the Sega Dreamcast. The release of Power Stone is set to coincide with the European release of Dreamcast later this year.

A deal with Enix to publish titles from the Dragon Warrior Monsters series of games in Europe on the Game Boy further extends the range of platforms we will be publishing on during the current fiscal year. It is particularly gratifying that we have been able to secure two such high profile titles for our first releases on the Game Boy and Dreamcast platforms.

The recent signings of the PC CD publishing rights for Final Fantasy VIII in Europe and Australia and of the rights to the Sydney 2000 and Athens 2004 Olympic Games and the Salt Lake City 2002 Winter Games serve to underline the strength of the Eidos brand in attracting the highest quality licenses and publishing deals in the face of strong competition.



                                   Exhibit E-3

EIDOS PLC: ANNOUNCES FIRST QUARTER RESULTS                              PAGE   2


During the quarter, Eidos was informed that it had been dismissed voluntarily by the plaintiffs from the so-called "Basketball Diaries" case currently being pursued in Paducah, Kentucky, USA on the grounds that the game published by Eidos and alleged to have inspired the underlying acts at issue in the case in fact had not yet been released at the time those acts occurred. Eidos made no payment or other consideration for the dismissal.

Though the quiet trading conditions we experienced in the first quarter look set to continue during the summer months, we already have two successful new releases behind us in the second quarter. We are also looking forward to releasing the PC CD titles Cutthroats and Abomination, prior to the quarter end. Other quality titles such as Power Stone, Daikatana, Urban Chaos, Anachronox, The Nomad Soul, Fear Effect, Resident Evil 3, Final Fantasy VIII and new releases from the Core Design franchises Tomb Raider and Fighting Force are also due for release in the current fiscal year."

Charles Cornwall, Chief Executive Officer, added, "Our results for the three months to June, traditionally a quiet quarter for our industry, reflect the slippage of two key titles as we took the decision to delay the launch of Braveheart and Legacy of Kain: Soul Reaver until our second quarter, ensuring they were fully ready for release. Both titles have since been successfully released. We are satisfied with the progress made and are pleased to have secured recently a number of exciting new publishing and licensing deals. We remain on course to achieve the growth targets we set ourselves for the full year."


                                                                  US GAAP
                                                             QUARTER ENDED JUNE 30
                                                         1999                    1998
                                                  $000*     (pound)000       (pound)000

NET SALES                                        26,560        16,810           25,801
EBITDA                                          (27,603)      (17,470)          (1,542)
LOSS BEFORE TAX                                 (33,541)      (21,228)          (3,911)
NET LOSS                                        (22,615)      (14,313)          (3,044)
LOSS PER SHARE                                  (128.8c)       (81.5p)          (17.8p)
LOSS PER SHARE BEFORE GOODWILL                  (103.6c)       (65.6p)           (8.3p)

WEIGHTED AVERAGE SHARES                      17,568,376    17,568,376       17,110,838


* THE COMPANY'S FINANCIAL STATEMENTS ARE EXPRESSED IN POUNDS STERLING. REFERENCES TO "POUNDS STERLING" OR "(POUND)" ARE TO THE CURRENCY OF THE UNITED KINGDOM AND REFERENCES TO "$", "US DOLLARS" OR "US$" ARE TO UNITED STATES CURRENCY. SOLELY FOR CONVENIENCE THIS PRESS RELEASE CONTAINS TRANSLATIONS OF CERTAIN POUNDS STERLING AMOUNTS INTO US DOLLARS AT SPECIFIED RATES. THESE TRANSLATIONS SHOULD NOT BE CONSTRUED AS REPRESENTATIONS THAT THE POUNDS STERLING AMOUNTS ACTUALLY REPRESENT SUCH US DOLLAR AMOUNTS OR COULD BE CONVERTED INTO US DOLLARS AT THE RATE INDICATED OR ANY OTHER RATE. UNLESS OTHERWISE INDICATED, THE TRANSLATIONS OF POUNDS STERLING AMOUNTS INTO US DOLLARS HAVE BEEN MADE AT THE RATE OF $1.58 TO (POUND)1.00, THE EXCHANGE RATE PUBLISHED BY DATASTREAM FOR JUNE 30, 1999.



                                   Exhibit E-3

EIDOS PLC: ANNOUNCES FIRST QUARTER RESULTS                              PAGE   3

RECENT DEVELOPMENTS


-    Three new titles launched in the quarter

- Acquisition of 25% stake in Pyro Studios SL, Spanish developers of the Commandos series of games, and 75% stake in Proein SA, the related Spanish distributor

-    Acquisition of 5% stake in Elixir Studios

- Long term publishing deal with Capcom for Resident Evil 3 extended. Capcom now granted Japanese and Asian rights to the next game in the Tomb Raider series

- Eidos granted European and Australian rights to publish Capcom's Power Stone on Dreamcast

- Publishing deal signed with Enix for the Game Boy rights to Dragon Warrior Monsters

- European and Australian PC CD rights for Final Fantasy VIII secured under extension to existing publishing deal with Squaresoft

- License agreement signed with International Sports Multimedia for the International Olympic Committee's exclusive rights to the Sydney 2000 and Athens 2004 Olympic Games and the Salt Lake City 2002 Winter Games

- Following conversions by the holders, convertible bond liability has fallen from $49.9m at March 31, 1999 to $33.6m at June 30, 1999 and to $9.8m as at today's date further strengthening the balance sheet

UK GAAP FINANCIAL SUMMARY

Eidos reports a loss before tax of (pound)20.9 million for the three months ended June 30, 1999 compared to (pound)2.3 million in the corresponding period last year. Turnover decreased 35% from (pound)25.8 million to (pound)16.8 million. This gives a loss per share of 79.9p compared to 8.3p in the same period last year based on a weighted average number of shares outstanding in the period of 17,568,376 (1998:17,110,838).

Net cash outflow from operating activities was (pound)7.0 million compared to an inflow of (pound)6.5 million in the corresponding period last year. The cash outflow for the period includes the second and final instalment of the consideration payable for Crystal Dynamics of (pound)14.3m, which was paid on April 1, 1999. Following conversion by the holders, the convertible bond fell from an outstanding amount of $49.9m at March 31, 1999 to $33.6m at June 30, 1999 to $9.8m at today's date.

Three new titles were launched in the three months ended June 30 1999; Warzone 2100 and FA Manager on PSX and Official Formula One Racing on PC CD.

Gross margin for the quarter was 50.4% compared to 56.7% in the corresponding period last year. The decrease in margin results from a combination of factors including a shift in the sales mix and increased internal royalty costs for the quarter compared to the corresponding period when there were more premium priced new releases.

SELLING AND MARKETING

Advertising costs for the three months ended June 30, 1999 were (pound)3.9 million (23.4% of revenues) compared to (pound)3.0 million (11.7% of revenues) in the corresponding period. This


                                   Exhibit E-3

EIDOS PLC: ANNOUNCES FIRST QUARTER RESULTS                              PAGE   4

reflects increased expenditure on catalogue titles and the costs associated with building brand awareness through print advertising, the internet and other interactive media.

The fixed element of selling and marketing costs was (pound)4.9 million (1998:
(pound)2.8 million) and reflects the costs of additional headcount and the amortisation of licence fees.

RESEARCH AND DEVELOPMENT

Research and development spend represents the Company's investment in product development of (pound)10.9 million for the three months ended June 30, 1999 (1998: (pound)6.6 million). Also included is pure research and development of (pound)0.9 million (1998: (pound)0.5 million). The product development charge for THE quarter includes (pound)7.7 million invested in a pipeline of 37 titles which have yet to be released.

GENERAL AND ADMINISTRATIVE

General and administrative costs were (pound)8.7 million or 51.7% of revenues (1998: (pound)4.0 million OR 15.5%) for the three months ended June 30, 1999. The total, excluding goodwill of (pound)2.5m, was (pound)6.2 million (36.7%), reflecting the increased administrative infrastructure required to run the expanded operations of the Group.

TAXATION

A tax credit of (pound)6.9m has been applied to the loss on ordinary activities of (pound)20.9m. This reflects the projected underlying tax rate for the year to March 31, 2000 of 37%.

Eidos plc is one of the world's leading publishers and developers of entertainment software. The Company develops and publishes a diverse mix of titles for the Sony PSX, Sega Dreamcast, Nintendo Game Boy and multimedia PC markets in the US, the UK, Europe and Asia. The Company's shares are traded on the NASDAQ Stock Market under the symbol EIDSY.

Certain statements contained in this press release may be deemed forward-looking, and involve a number of risks and uncertainties. The Company's actual results may differ materially from the expectations expressed in such forward looking statements. Among the factors that could cause actual results to differ materially are world-wide business and industry conditions, including consumer buying and retailer ordering patterns, product delays, changes in research and development spending, company consumer relations, in particular, levels of sales to mass merchants, retail acceptance of the company's published and third party titles, competitive conditions and other risks detailed, from time to time, in the company's SEC filings, including, but not limited to, the Company's form 20-F for the period ended March 31, 1999.

                                      # # #

CONTACT:
Charles Cornwall, CEO:                          011 44 181 636 3000
Jeremy Lewis, CFO:                              011 44 181 636 3000
Ryan Barr, Brainerd Communicators:              212 986 6667
Neil Camp, Binns & Co:                          011 44 171 786 9600


                                   Exhibit E-3

EIDOS PLC

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS RECONCILED TO US GAAP FOR THE QUARTER ENDED JUNE 30, 1999

                                                                              QUARTER ENDED JUNE 30,
UK GAAP                                                                  1999         1999        1998
-------                                                                  $000   (pound)000  (pound)000

TURNOVER ..CONTINUING OPERATIONS                                       26,560       16,810      25,801
Cost of goods sold                                                    (13,185)      (8,345)    (11,177)
                                                                   ----------   ----------  ----------
GROSS PROFIT                                                           13,375        8,465      14,624

Selling and marketing                                                 (14,010)      (8,867)     (5,858)
Research and development                                              (18,611)     (11,779)     (7,065)
General and administrative
   Goodwill amortisation                                               (3,972)      (2,514)          -
   Other                                                               (9,747)      (6,169)     (4,002)
                                                                   ----------   ----------  ----------
OPERATING EXPENSES                                                    (46,340)     (29,329)    (16,925)
                                                                   ----------   ----------  ----------
OPERATING LOSS                                                        (32,965)     (20,864)     (2,301)

Net interest and similar charges                                         (135)         (85)         19
                                                                   ----------   ----------  ----------
LOSS ON ORDINARY ACTIVITIES BEFORE TAX                                (33,100)     (20,949)     (2,282)

TAXATION                                                               10,926        6,915         867
                                                                   ----------   ----------  ----------
NET LOSS AFTER TAX (PREPARED UNDER UK GAAP)                           (22,174)     (14,034)     (1,415)
                                                                   ----------   ----------  ----------
LOSS PER SHARE                                                        (126.2C)      (79.9P)      (8.3p)

RECONCILIATION TO US GAAP
-------------------------

NET LOSS AFTER TAX (PREPARED UNDER UK GAAP)                          (22,174)     (14,034)     (1,415)
Amortisation of goodwill                                                (441)        (279)     (1,629)
                                                                   ----------   ----------  ----------
NET LOSS IN ACCORDANCE WITH US GAAP                                  (22,615)     (14,313)     (3,044)
                                                                   ----------   ----------  ----------
LOSS PER SHARE IN
ACCORDANCE WITH US GAAP
BASIC                                                                (128.8C)      (81.5P)     (17.8p)


NOTES:

1. The Company's financial statements are expressed in Pounds Sterling. References to "Pounds Sterling" or "(pound)" are to the currency of the United Kingdom and references to "$", "US dollars" OR "US$" are to United States currency. Solely for convenience this press release contains translations of certain Pounds Sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the Pounds Sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or any other rate. Unless otherwise indicated, the translations of Pounds Sterling amounts into US dollars have been made at the rate of $1.58 to (pound)1.00, the exchange rate published by Datastream for June 30, 1999.



                                   Exhibit E-3

EIDOS PLC
UNAUDITED CONSOLIDATED BALANCE SHEETS RECONCILED TO US GAAP

UK GAAP                                                                 JUNE 30, 1999          March 31, 1999
-------                                                               $000      (pound)000         (pound)000

FIXED ASSETS
Intangible assets (net of amortisation of(pound)6,584,000)          37,918          23,999             25,939
Tangible assets                                                      8,423           5,331              5,668
Investments                                                         19,219          12,164             12,164
                                                            --------------  --------------     --------------
Total fixed assets                                                  65,560          41,494             43,771
                                                            --------------  --------------     --------------
CURRENT ASSETS
Stocks                                                              10,456           6,618              5,666
Debtors                                                             52,723          33,369             57,737
Cash at bank and in hand                                            42,968          27,195             48,220
                                                            --------------  --------------     --------------
TOTAL CURRENT ASSETS                                               106,147          67,182            111,623

CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR                     (37,098)        (23,480)           (58,049)
                                                            --------------  --------------     --------------
NET CURRENT ASSETS                                                  69,049          43,702             53,574
                                                            --------------  --------------     --------------
TOTAL ASSETS LESS CURRENT LIABILITIES                              134,609          85,196             97,345
                                                            --------------  --------------     --------------
CREDITORS DUE AFTER MORE THAN ONE YEAR:
US$ convertible bonds                                              (32,643)        (20,660)           (30,333)
Other creditors                                                       (245)           (155)              (480)
                                                            --------------  --------------     --------------
                                                                   (32,888)        (20,815)           (30,813)
                                                            --------------  --------------     --------------
NET ASSETS                                                         101,721          64,381             66,532
                                                            --------------  --------------     --------------
                                                            --------------  --------------     --------------

CAPITAL AND RESERVES
--------------------

Called up share capital                                              2,931           1,855              1,728
Share premium account                                               98,356          62,251             50,165
Other reserves                                                       1,117             707                707
Profit and Loss account                                               (683)           (432)            13,932
                                                            --------------  --------------     --------------
SHAREHOLDERS' FUNDS                                                101,721          64,381             66,532
                                                            --------------  --------------     --------------
                                                            --------------  --------------     --------------

RECONCILIATION TO US GAAP
-------------------------

Shareholders' funds (prepared under UK GAAP)                       101,721          64,381             66,532
Goodwill                                                            30,729          19,449             19,449
Less in process research and development                            (3,741)         (2,368)            (2,368)
Less amortisation                                                  (27,073)        (17,135)           (16,856)
Deferred tax                                                         3,149           1,993              1,993
                                                            --------------  --------------     --------------
SHAREHOLDERS' FUNDS IN ACCORDANCE WITH US GAAP                     104,785          66,320             68,750
                                                            --------------  --------------     --------------
                                                            --------------  --------------     --------------

NOTES:
1. Eidos plc is registered in England and Wales (number 2501949) and its registered office is Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London SW19 3RU.


                                   Exhibit E-3

EIDOS PLC
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW


                                                                       QUARTER ENDED           Quarter ended
                                                                       JUNE 30, 1999          June 30,  1998
                                                                    $000        (pound)000        (pound)000
                                                        ----------------  ----------------  ----------------
NET CASH (OUTFLOW)/ INFLOW FROM OPERATING ACTIVITIES            (11,115)           (7,035)             6,543
                                                        ----------------  ----------------  ----------------
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest received                                                    529               335               576
Interest paid on bond                                               (384)             (243)                -
Interest paid on finance leases                                      (23)              (15)              (32)
Other interest paid                                                 (185)             (117)                -
                                                        ----------------  ----------------  ----------------
                                                                     (63)              (40)              544
                                                        ----------------  ----------------  ----------------
TAXATION
Overseas tax paid                                                 (1,482)             (938)           (5,436)
                                                        ----------------  ----------------  ----------------
                                                                  (1,482)             (938)           (5,436)
                                                        ----------------  ----------------  ----------------
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of tangible fixed assets                                   (875)             (554)             (620)
Sale of tangible fixed assets                                          -                 -                34
Purchase of other investments                                          -                 -              (669)
                                                        ----------------  ----------------  ----------------
                                                                    (875)             (554)           (1,255)
                                                        ----------------  ----------------  ----------------
ACQUISITIONS AND DISPOSALS
Purchase of subsidiary undertakings                              (22,637)          (14,327)                -
                                                        ----------------  ----------------- ----------------
                                                                 (22,637)          (14,327)                -
                                                        ----------------  ----------------- ----------------

NET CASH (OUTFLOW)/INFLOW BEFORE FINANCING                       (36,172)          (22,894)              396

FINANCING
Issue of ordinary share capital                                   2,997             1,897                 3
Repayment of principal under finance leases                        (144)              (91)             (221)
                                                        ----------------  ----------------  ----------------
                                                                  2,853             1,806              (218)
                                                        ----------------  ----------------  ----------------
(DECREASE)/INCREASE IN CASH IN THE YEAR                         (33,319)          (21,088)              178
                                                        ----------------  ----------------  ----------------
                                                        ----------------  ----------------  ----------------

NOTES:

1. Net cash inflow from operating activities is derived from operating loss of (pound)20,864,000 (1998: (pound)2,301,000) adjusted for depreciation of (pound)820,000 (1998: (pound)756,000), loss on disposal of fixed assets of (pound)7,000 (1998: (pound)5,000), goodwill amortisation and write offs of (pound)2,514,000 (1998: (pound)nil) and a decrease in working capital of (pound)10,488,000 (1998: (pound)8,083,000).


                                   Exhibit E-3

      EIDOS PLC STATISTICAL INFORMATION FOR THE PERIOD ENDED JUNE 30, 1999

                            GEOGRAPHICAL REVENUE MIX
                                   (UNAUDITED)



                                       Quarter ended June 30,                   Quarter ended June 30,
                                                1999                                     1998
                                (pound)000s          % of Total          (pound)000s          % of Total
North America                        4,554                27.1%               10,203               39.5%
UK/Europe                           11,160                66.4%               13,954               54.1%
Rest of World                        1,096                 6.5%                1,644                6.4%
                               -----------          -----------          -----------         -----------
Total net revenues                  16,810               100.0%               25,801              100.0%
                               -----------          -----------          -----------         -----------


                              Percentage Decrease
                                    Quarter
North America                       (55.4%)
UK/Europe                           (20.0%)
Rest of World                       (33.3%)
                                  -----------
Total net revenue                   (34.8%)
                                  -----------





                    PLATFORM REVENUE MIX (GAMES REVENUE ONLY)
                                   (UNAUDITED)


                                       Quarter ended June 30,                   Quarter ended June 30,
                                                1999                                     1998
                               (pound)000s           % of Total          (pound)000s          % of Total
Console                              5,897                37.2%               11,165               45.1%
PC                                   9,954                62.8%               13,591               54.9%
                               -----------         ------------          -----------         -----------
Total net revenues                  15,851               100.0%               24,756              100.0%
                               -----------         ------------          -----------         -----------


                              Percentage Decrease
                                    Quarter
Console                             (47.2%)
PC                                  (26.8%)
                                  -----------
Total net revenues                  (36.0%)
                                  -----------

                                   Exhibit E-3